Mail Stop 3561

May 20, 2009

Timothy H. Simons, Chief Executive Officer
Crownbutte Wind Power, Inc.
111 5th Avenue NE
Mandan, North Dakota 58554

> **Re: Crownbutte Wind Power, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 24, 2009**
> **File No. 333-156467**

Dear Mr. Simons:

We have reviewed your letter dated April 23, 2009 in response to our comment letter dated January 28, 2009 and your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   Please update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X.

2.   We note your response to comment five from our letter dated January 28, 2009. Please provide additional detail regarding the following supporting information you submitted with your letter dated April 23, 2009:

- Please discuss how the supporting information you submitted for Item Three supports your expectations that you will receive an up-front cash payment of approximately 40% of a project's cost in exchange for an equity interest in your subsidiary.

- With respect to the article submitted as Item Nine, please discuss why this article, which is over two years old, supports your statement on page 53 that the use of wind energy in the U.S. will continue to grow.

- Please discuss how the supporting information you provided for Item Ten supports your statement that your project sites have net capacity factors of up to 46%.

Also, we note factual statements and statistics in your amendment for which you still have not provided supporting documentation. The following are some additional examples of the statements and statistics for which you need sources or a basis of belief:

- "According to the American Wind Energy Association, the average utility-scale wind project size in America is 60 MW." Buyers of Wind Parks, page 51.

- "It is estimated that demand for electricity will increase by 1.1% per year, resulting in over 5 trillion kWh demanded by 2030 (U.S. Department of Energy Annual Energy Outlook 2008)." Demand for Electricity, page 51.

- "The project sites currently in development by us are located directly on some of the most ideal wind regimes in the country, with net capacity factors of up to forty-six percent (46%)." Description of Business, page 33.

- "We expect our wind parks to be granted market-based rate authority, and as a result, to be permitted to sell electric energy and capacity at market or otherwise negotiated rates." Energy Regulation, page 66.

Further, we note that there are still several reports or articles by various entities that you refer to in your filing for which you do not provide supporting documentation. The following are only some examples of the reports or articles for which you need to provide copies to us:

- "U.S. Wind Power Capacity (MW) – December 1999," page 54.

- "Historical and Forecasted U.S. Installed Wind Capacity," page 55.

- "Comparative Cost of Electric Power Generation," page 58.

Summary, page 2

3.	We note your response to comment seven from our letter dated January 28, 2009. We note that you continue to use defined terms in the forepart of your document, which includes your Risk Factors section. For example, in your Risk Factors section, you refer in numerous locations to defined terms, such as "PPA," "PTC" and "REC." Therefore, we reissue comment seven.

Summary Financial Information, page 5

4.   We note the financial data provided under this caption. To make this summary financial information more useful to your readers, please consider disclosing net income/loss and earnings/loss per share, as we believe that these are important financial data to investors. Additionally, since you choose to disclose your cash flows from operating activities, please also disclose your cash flows from investing activities and your cash flows from financing activities for the same periods, as we believe that all three categories of cash flows should be presented to more clearly reflect management's decisions as to the sources and uses of cash. Refer to Section 202.03 of the Financial Reporting Codification.

Risk Factors, page 7

5.   We note your response to comment nine from our letter dated January 28, 2009. However, some of your risk factors still do not clearly and concisely convey the actual risk to you, such as the first risk factor on page 13, the first risk factor on page 15, the last risk factor on page 19 and the last risk factor on page 20. Accordingly, please revise these risk factors to more precisely articulate the risks from each one.

Selling Stockholders, page 23

6.   We note your response to comment 11 from our letter dated January 28, 2009. In footnote (9), you state that the 50,000 shares of Robert H. Cole that you are registering for resale were "acquired upon exercise of warrants by the placement agent." Please explain how the exercise of warrants by the placement agent resulted in Mr. Cole acquiring these shares.

Management's Discussion and Analysis of Financial Condition and Results of…, page 29

Our Strategy, page 30

7.   We note your response to comment 24 from our letter dated January 28, 2009. Please revise the statements on page two, under "Our Business," the last risk factor on page seven and the second risk factor on page eight so that they clearly indicate your current MW capacity. Please make similar revisions throughout your filing, as appropriate.

Financing upon commencement of commercial operations, page 35

8.   We note your response to comment 29 from our letter dated January 28, 2009.
        We note that same sentence that you removed from your disclosure in response to
        comment 29 appears in the last risk factor on page 11. Therefore, we reissue
        comment 29.

Fiscal Year 2008 Compared to Fiscal Year 2007, page 39

9.   We note your table on page 41 and your break out of total operating expenses into
        non-cash stock based compensation, non-cash depreciation and total cash
        expenses. We further note that the sum of these three items for fiscal year 2008
        agrees to the total operating expenses of $4,190,726 presented on your
        consolidated statements of operations. However, the sum of these same line items
        for 2007 does not equal the amount of total operating expenses for fiscal year
        2007 of $125,138. We assume that this difference is staff-related expenses.
        Please revise to only present those expenses classified as operating expenses so
        that this comparison is meaningful.

Material trends and uncertainties, page 38

10.   We note your response to comment 19 from our letter dated January 28, 2009.
        Please discuss the actions you are taking to address the material trends and
        uncertainties that you discuss in your response.

Liquidity and Capital Resources, page 42

11.   We note that your table on page 43 presents anticipated expenses for the last two
        fiscal quarters of 2009 and for all of 2010. While we believe that disclosing your
        anticipated future expenses is helpful to your investors, it is unclear to us why you
        have not addressed your expenses for the first two quarters of 2009 in either
        narrative disclosure or within this table. Given that the most recent financial
        statements presented in your filing are for the year ended December 31, 2008, any
        discussion of future expenditures should cover the period beginning with January
        1, 2009. Similarly, if you present financial statements for the period ended March
        31, 2009 in the next amendment, we would expect your discussion of anticipated
        expenditures to cover the period beginning with April 1, 2009.

Critical Accounting Policies, page 44

12.   Please explain or clarify what is meant by your statement, "[w]e do not believe
        that there is a significant risk that a change in accounting rules or generally
        accepted accounting practices will have a material adverse impact on Company
        financial results," as it relates to your discussion of critical accounting policies.

Additionally, we note that the last paragraph on page 46 appears to relate to critical accounting polices, but is discussed within new accounting pronouncements. Please advise or revise.

Properties, page 71

13. We note that on page 72, you state that you have the ability, but not the obligation, to make the landowner's debt payments for land under your land-control agreements. Please explain to us in more detail why you have the ability to make the landowner's debt payments and what you would receive in exchange for making these payments. Please consider clarifying this matter for your readers.

Security Ownership of Certain Beneficial Owners and Management, page 75

14. In footnote 3 to your table on page 75, you state that the shares that Manu Kalia beneficially owns "[i]ncludes warrants to purchase 500,000 shares of restricted stock that are currently vested." Please clarify if these 500,000 shares are currently exercisable or exercisable within 60 days.

Summary Compensation Table, page 76

15. We note that in your Summary Compensation Table, you disclose the value of the warrants that Ryan Fegley received in 2008, but you omit the value of the warrants that Timothy Simons received in 2008. Please revise your Summary Compensation Table to disclose the value of warrants that Mr. Simons received in 2008 or tell us why it is not appropriate for you to do so.

16. We note your response to comment 44 from our letter dated January 28, 2009. However, it does not appear as if you have included a narrative description of certain of the material factors necessary to an understanding of the information in this section as required by Item 402(o) of Regulation S-K. For example, you discuss the material terms of the agreements or arrangements you have with Manu Kalia and Ryan Fegley, but you have not included a similar discussion regarding the material terms of the employment agreements or arrangements, whether written or unwritten, you have with the other executive officers in your Summary Compensation Table. Please revise or advise.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

17. We note your response to comment 55 from our letter dated January 28, 2009. As indicated by Rule 5-03.2, your cost of revenues should be disaggregated to

present similar categories to those presented for revenues. Please separately present costs related to sales of project development rights and costs related to consulting revenues or tell us why this presentation would not be applicable or meaningful. If all of your cost of revenues relate to consulting, please revise the caption for your cost of revenues to clarify this for your readers.

Consolidated Statement of Changes in Stockholders' Equity (Deficit), page F-5

18.	We note your presentation of the various private placements of equity that occurred throughout 2008. Since you were selling units consisting of common stock and stock warrants, please revise the caption for the private placements to clearly indicate that you issued units for cash or that you issued both common stock and stock warrants for cash, as we believe it is important to clearly indicate to your readers what was sold in these private placements.

Note 3 – Summary of Significant Accounting Policies, page F-8

Project Development Costs

19.	We note that you removed your accounting policy that explained when you capitalize and when you expense project development costs. Notwithstanding the fact that you do not have any capitalized project development costs on your balance sheet for the periods presented, we believe that you should continue to disclose your accounting policy for this matter, as it provides your readers with important information to assist them in understanding the expenses that you incurred during these periods and in understanding the criteria for determining when capitalization would be appropriate. Please revise to provide this accounting policy either here in Note 3 or as part of your discussion of expensed development costs within Note 10.

Revenue Recognition, page F-8

20.	In the third paragraph on page F-9, you state that you recognized revenue for the joint development agreement that you entered into during 2008 using the percentage of completion method. Please reconcile this statement with your disclosures in Note 10 that the $200,000 you received related to this Gascoyne II project was compensation to participate in the joint venture, as it is unclear to us why this payment qualifies for percentage of completion accounting under SOP 81-1. Your response should clearly explain any obligations and commitments you assumed for accepting this payment and, if you believe accounting under SOP 81-1 is appropriate, your response should explain how you determined it was appropriate to recognize this payment as revenue during 2008 rather than deferring revenue recognition to a later date when you performed the contracted work. In this regard, based on your disclosures in Note 10, it appears that you incurred minimal development costs related to this project during 2008. Please revise your disclosures as necessary to clarify these matters.

21.   In the fourth paragraph on page F-9, we note your discussion of major contracts that were in place during 2007 and 2008. Please consider clarifying for your readers which of these contracts are for consulting services and which of these contracts are for the development and sale of wind parks, as we believe the current disclosure may be unclear. For the contracts related to the development and sale of wind parks, please revise your disclosures here or in Note 10 so that readers can reconcile the disclosures in these two footnotes. For example, please clarify that the contract with the coal company is the same as your Gascoyne II project and the contract with the wind development company is the same as your Gascoyne I project.

22.   We note your response to comment 58 from our letter dated January 28, 2009 and have the following comments:

- Regarding the Gascoyne II project, please confirm for us that the $70,100 recognized during 2007 was for services performed during 2007. Based on your response, it is unclear whether you recognized that amount during 2007 because cash was received during 2007 or whether services were performed and revenue earned during 2007.

- Regarding the Gascoyne I project, we note from your response that you received payments from Boreal Energy "over time to accommodate Boreal's financing abilities." However, it remains unclear when you actually transferred the rights and obligations of ownership for these development rights to Boreal Energy and, therefore, when you should have recognized revenue from this sale of development rights. Please explain to us why you believe it was appropriate to recognize $75,000 of revenues during 2006 and the balance of $250,000 in 2007. Your response should clearly explain whether this revenue was recognized under SOP 81-1 or SAB 104, any work you were contracted to perform as part of this sale of development rights and the timing of performance of any such work.

- Regarding the Gascoyne I project, we read in Note 10 at the bottom of page F-15 that the other party in this project paid you $325,000 "for services rendered" by you. This disclosure may be confusing for your readers as it may be interpreted to indicate that you provided consulting services rather than indicating that you received $325,000 for the sale of development rights. Please revise your disclosures in Note 10 to clarify this matter.

- Regarding the Gascoyne I project, we note your reference to the reacquisition of these project development rights during 2008 in this response and in your revisions to Note 10. We also note from your disclosures in Note 10 that you accounted for this reacquisition by expensing the reacquisition costs as research and development. Please confirm for us, if true, that you expensed these reacquired project development rights rather than capitalizing them because management has not yet deemed this project probable of being technically, commercially and financially viable. Otherwise, please explain why you expensed the reacquisition costs. Please also revise Note 10 to clarify this matter for your readers.

Cost of Revenues, page F-9

23.   We note your discussion within this accounting policy of research and development expenses and general and administrative expenses. We assume from your disclosures in Note 10 and the amount of cost of revenues presented on the face of your statements of operations that research and development expenses are classified as general and administrative expenses on your statements of operations rather than being classified as cost of revenues. Please revise your disclosure on page F-9 to clarify this matter for your readers, as it may be unclear from your current disclosure whether research and development expenses are classified as cost of revenues.

Note 6 – Stockholders' Equity, page F-12

24.   We note your response to comment 53 from our letter dated January 28, 2009 and the related revisions to Note 6. It is unclear to us why you have not provided the disclosures required by paragraph A240(c) and (d) of SFAS 123R. Please revise or advise.

25.   We note under Item 15, at the top of page II-2, that in June 2008 your CEO exchanged three million shares of Crownbutte ND common stock for a warrant to purchase one million shares of Crownbutte common stock at an exercise price of $0.10 per share. Please explain to us in detail how you accounted for this equity award modification, including how you considered the guidance in paragraph 51 of SFAS 123R, and revise your disclosures in Note 6 to discuss this modification. Additionally, please ensure that you are addressing in this footnote any additional stock compensation incurred by Crownbutte ND for periods prior to the merger, since the financial statements presented in this filing for periods prior to the merger are those of Crownbutte ND.

Note 10 – Project Development Costs and Interconnect Application Deposits, page F-15

26.   We note your response to comment 54 from our letter dated January 28, 2009. As requested in the third bullet point, please tell us why you classify cash payments for interconnect application deposits as cash flows used in investing activities

rather than cash used in operating activities. Since you expense the deposits as they are used, as opposed to capitalizing these costs, we would expect changes in the interconnect application deposit account to be presented as a change in operating assets and liabilities within the operating section of the statement of cash flows. Please revise your presentation or provide us with your analysis under SFAS 95 as to why this is properly classified as an investing activity. Furthermore, please tell us why you classify interconnect application deposits as a noncurrent asset rather than a current asset.

Note 11 – Commitments and Contingencies, page F-16

Legal Proceedings, page F-16

27.   We note the dismissal of Center Square Capital LLC's claim and that you were awarded reimbursement of all attorney fees and costs in the amount of $129,227 on March 16, 2009. Please tell us how you will account for the reimbursement and disclose your accounting policy for accounting for reimbursements/awards of attorney fees and costs resulting from judgments in your favor. Please tell us whether you will classify this award in your statement of operations on the same line item as you classified any related legal expenses and disclose where it is classified.

Part II – Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-I

28.   We note your response to comment 66 from our letter dated January 28, 2009. We are unable to locate the statements you refer to in your response. Please revise or advise.

Item 16. Exhibits and Financial Statement Schedules, page II-3

29.   Please file complete copies of all material agreements, including all exhibits, schedules and attachments to those agreements. For example, it appears that certain schedules or exhibits were not filed with the Asset Purchase Agreement, effective September 30, 2008, between Crownbutte Wind Power LLC and Gascoyne Wind LLC that you filed as Exhibit 10.13 to this document. Please file those schedules or exhibits or tell us why it is not appropriate for you to do so.

Exhibit 5.1

30.   We note your response to comment 72 from our letter dated January 28, 2009. As all exhibits are subject to our review, please file your counsel's revised legality opinion as soon as possible so that we may have to time to review the opinion

before you request that your registration statement become effective. Please note that we may have further comments on the exhibit once it is filed.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Adam S. Gottbetter, Esq.
        Gottbetter & Partners, LLP
        Via Facsimile